[LOGO]                        Visible Genetics Inc.
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                              For Immediate Release

Contacts:
Bruno Maruzzo                                       David Sassoon (212) 527-7453
Visible Genetics Inc. (416) 813-3271                Abenaa Hayes (212) 527-8813
                                                    Rowland-Wang Healthcare
Daurio Speranzini, Jr.
Organon Teknika Brazil 55 11 523-8167

     VISIBLE GENETICS INC. AND ORGANON TEKNIKA ENTER EXCLUSIVE DISTRIBUTION
               AND MARKETING AGREEMENT FOR VGI PRODUCTS IN BRAZIL

   - Four Year Agreement Also To Help Speed Commercialization of VGI Products and Open Latin American Market to Drug Resistance Testing -

TORONTO, CANADA, April 21, 1999 - Visible Genetics Inc. (VGI, Nasdaq:VGIN) and Organon Teknika (OT) have entered into an agreement whereby OT will be the exclusive distributor in Brazil of VGI's OpenGene(TM) automated DNA sequencing system and GeneKits(TM), including HIV-1, Hep C, Hep B, and TB TruGene(TM) assays in the diagnostics market. The agreement is for a period of four years and has provisions that guarantee minimum annual revenues over that period to VGI.

"This agreement represents an important milestone for VGI and is the second of many in our worldwide strategy of working with the best healthcare partner in each geographical market. OT has approximately 100 highly trained, experienced people in Brazil that will be selling, marketing and supporting VGI products. In addition, the OT team will help bring VGI's products to early commercialization by working with VGI to develop a government-based clinical trial program in Brazil," stated John Stevens, CEO of Visible Genetics. "OT currently markets NucliSens viral load kits in Brazil and has been very successful with their clinical trials program," Mr. Stevens continued.


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"VGI will be an important added value for OT customers in Brazil and this agreement will truly enhance the products and services we bring to our customers," said Daurio Speranzini, Jr., General Manager for Organon Teknika, Brazil and Argentina. "In addition, we believe both companies, together, will generate a reliable, complete and unique package of products for this market segment. This local alliance also gives patients the same state-of-the-art technology that is available in other regions, allowing patients to have better control and management of their treatment outcomes," he concluded.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete diagnostic kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics that uses genetic information to identify, analyze and treat medical conditions for the benefit of improving patient care and reducing healthcare costs.

Organon Teknika, a division of Dutch-based Akzo Nobel, has over 25 years experience in the marketing, sales and support of pharmaceutical and diagnostic products in Brazil. OT has launched NucliSens, its viral load assay into the Brazilian market.

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